SEC MAIL PROCESSING SECTION
RECEIVED
MAR 06 2006
WASH. D.C.
185

SEC 06008053 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockett Tamny & Co., Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Hope St., Suite 2665
(No. and Street)

Los Angeles California 90071
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Tamny 213 ~~680~~ 452-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Tamny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~Brockett Tamny & Co., Incorporated~~, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Peter Tamny
Signature

Managing Director
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

23rd (Date) day of February (Month), 2006 (Year), by

(1) Peter Tammy (Name of Signer),

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

KATHY S. MARRUFO
Commission # 1597186
Notary Public - California
Los Angeles County
My Comm. Expires Aug 22, 2009

Place Notary Seal Above

Kathy S. Marrufo

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

©2004 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

BROCKETT TAMNY & CO. INCORPORATED
550 S. HOPE STREET, SUITE 2665
LOS ANGELES, CALIFORNIA 90071

CONTENTS

PART I

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

I have audited the accompanying statement of financial condition of Brockett Tamny & Co. Incorporated (the Company) as of December 31, 2005 and related statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2005 and the results of its operations, cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 11, 2006

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

BROCKETT TAMNY & CO. INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash		
Checking	$ 19,073	
Money market	13,001	$ 32,074
Other receivable		1,000
Prepaid expenses		18,901
Investments in securities		21,750
Warrants		6,043
Deposits		11,145
Furniture and fixtures net of depreciation of $17,714		1,150
TOTAL ASSETS		$ 92,063

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 1,426
TOTAL LIABILITIES		1,426
SHAREHOLDERS' EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; 5,933 shares outstanding)	$ 5,912	
Paid-in capital	164,088	
Retained earnings	(79,363)	90,637
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 92,063

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commissions earned	$	25,000
Consulting fees		50,000
Interest income		139
Other income		268
Unrealized gain on investment		17,550
TOTAL REVENUES		92,957
OPERATING EXPENSES - see page 8		86,693
INCOME BEFORE INCOME TAX PROVISION		6,264
INCOME TAX PROVISION		800
NET INCOME	$	5,464

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	4,493	$ 4,472	$ 129,528	$ (84,827)	$ 49,173
Capital Contribution	1,440	1,440	34,560	0	36,000
Net Income				5,464	5,464
Balance, December 31, 2005	5,933	$ 5,912	$ 164,088	$ (79,363)	$ 90,637

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net income	$	5,464
Depreciation and amortization		1,890
Changes in operating assets and liabilities:		
Other receivables		(851)
Prepaid expenses		(18,903)
Investments in securities		(17,550)
Accounts payable and accrued expenses		(1,468)
Net cash provided in operating activities		(31,418)
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Contribution of capital		36,000
Net increase in cash		4,582
Cash at beginning of year		27,492
Cash at end of year	$	32,074

SUPPLEMENTAL INFORMATION

Interest paid	$	280
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - NATURE OF BUSINESS

Brockett Tamny & Co. Incorporated, the Company (a California Corporation) located in Los Angeles California was incorporated July 13, 1990.

The Company is a broker-dealer having been approved by the National Association of Securities Dealers, Inc. on April 27, 1993. The Company's business is to raise capital and provide merger and acquisition services. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Revenue Recognition - The Company recognizes revenue upon rendering of services. Receivables longer than one year are treated as deferred income.

B) Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

C) Use of Estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D) Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 8 for the computation of net capital.

NOTE 4 – CONSULTING FEES - AFFILIATE

The $50,000 received in consulting fees from a company controlled by the same individuals who control Brockett Tamny & Co., Incorporated.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Los Angeles under two separate long-term agreements expiring through 2007 and 2008. The annual rental commitments for years ending December 31, are as follows:

2006	$ 261,870
2007	140,286
2008	55,855
	$ 458,012

The Company in turn subleases a major portion of the facilities under a sublease agreement. Rental expense for the year ending December 31, 2005 was $39,525.

NOTE 6 - INCOME TAXES

The Company's fiscal year ends December 31, 2005. The Company will file an income tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal Current	$ 0
State Current	800
	$ 800

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Brockett Tamny & Co., Incorporated
Los Angeles, California

My report on my audit of the basic financial statements of Brockett Tamny & Co., Incorporated for December 31, 2005 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 11, 2006

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email tractenberg@sbcglobal.net

BROCKETT TAMNY & CO. INCORPORATED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING EXPENSES

Depreciation and amortization	$	1,890
Fees and assessments		1,448
Insurance		19,202
Interest expense		280
Office, rent, telephone		45,659
Professional services		3,611
Salaries, wages and related expenses		5,520
Taxes and licenses		259
All other		8,824
TOTAL OPERATING EXPENSES	$	86,693

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	90,637
Nonallowable assets		
Other receivable		(1,000)
Prepaid expenses		(18,901)
Warrants		(6,043)
Deposits		(11,145)
Furniture and fixtures net of depreciation of $17,714		(1,150)
Haircuts including haircuts for undue concentration		(5,718)
NET CAPITAL	$	46,680
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	95
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	41,680
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	46,537
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	1,426
Percentage of aggregate indebtedness to net capital		3%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	50,536
VARIANCE -		
Hair cut on securities - additional		(2,455)
Accounts payable		(1,401)
NET CAPITAL PER AUDITED REPORT	$	46,680

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

In planning and performing my audit of the financial statements of Brockett Tamny & Co. Incorporated (hereafter referred to as the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

Rule 17-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 11, 2006